Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People's Republic of China

August 26, 2019

VIA EDGAR

Mr. Adam Phippen, Staff Accountant

Ms. Donna Di Silvio, Staff Accountant

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Jumei International Holding Limited (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 30, 2019 File No. 001-36442

Dear Mr. Phippen and Ms. Di Silvio:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 12, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2018 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 89

1.	Please discuss segment information in future filings on Form 20-F. Please also enhance your discussion of other income/expense given the material activity to include the nature of the investments and the underlying reasons for the income and expenses. Refer to Item 5 of Form 20-F.

U.S. Securities and Exchange Commission

August 26, 2019

In response to the Staff’s comment, the Company proposes to include segment information in future filings on Form 20-F. For Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, the Company proposes to include the following:

“Segment Revenues

The following table sets forth our net revenues by segment for the periods indicated, with each segment revenues including inter-segment revenues:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Net revenues:
E-commerce	5,768,243	3,427,289
New Businesses	73,732	879,179

E-commerce. E-commerce revenue decreased by 40.6% from RMB5.8 billion in 2017 to RMB3.4 billion (US$498.4 million) in 2018, primarily because of the decrease in active customers and the decrease in total orders. The number of our active customers decreased from approximately 15.1 million in 2017 to approximately 10.7 million in 2018. The number of our total orders decreased from approximately 63.5 million in 2017 to approximately 38.0 million in 2018.

New Businesses. New Businesses revenue increased from RMB73.7 million in 2017 to RMB879.2 million (US$127.9 million) in 2018, primarily because of the increase of revenue generated from power bank sharing service, and to a lesser extent the increase of revenue generated from film production.

The following table sets forth our operating income/(loss) by segment for the periods indicated:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Operating income/(loss)
E-commerce	95,012	(307,959)
New Businesses	(133,237)	37,049

E-commerce. We had an operating loss of RMB308.0 million (US$44.8 million) in 2018, compared with an operating income of RMB95.0 million in 2017, primarily as a result of the significant decrease in net revenues from this segment.

New Businesses. We had an operating income of RMB37.0 million (US$5.4 million) in 2018, compared with an operating loss of RMB133.2 million in 2017, primarily as a result of the rapid expansion of our power bank sharing service.”

In response to the Staff’s comment, the Company proposes to enhance the discussion and analysis of other income/expense for each year presented in its future Form 20-F filings. For Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, the Company proposes to include the following:

U.S. Securities and Exchange Commission

August 26, 2019

“Other income/expense. We had net other income of RMB386.6 million (US$56.2 million) in 2018, as compared to net other expense of RMB45.4 million in 2017. The net other income in 2018 primarily included the gain of RMB360.0 million (US$52.4 million) from the disposal of an investment and the fair value fluctuation of RMB46.6 million (US$6.8 million) in our investments. In 2018, we disposed 4% of the total issued and outstanding equity interest of BabyTree Group, for a gain of RMB360.0 million. The fair value fluctuations primarily resulted from the fair value gain from our investment in BabyTree Group of RMB88.2 million (US$12.8 million), partially offset by the fair value loss on our investment in It’s Hanbul of RMB41.7 million (US$6.1 million).

Our interest income increased by 43.5% from RMB65.5 million in 2017 to RMB94.0 million (US$13.7 million) in 2018, primarily due to higher average balances of short-term investments and cash and cash equivalents in 2018.

We had impairment of investment securities of RMB82.4 million (US$12.0 million) in 2018, primarily resulting from impairment of investments and loan totaling RMB61.9 million (US$9.0 million) related to the Fund 2016, a venture capital fund set up to focus on investments in the culture and entertainment industries in China.”

Consolidated Statements of Comprehensive Income/(Loss), page F-7

2.	Please tell us your consideration of presenting both cost of tangible goods sold and cost of services. Refer to Rule 5-03(b)2 of Regulation S-X.

The Company respectfully advises the Staff that the cost of revenue consists of cost of merchandise sales of RMB4.5 million, RMB4.4 million and RMB2.7 million, and cost of services and others of RMB10.0 million, RMB94.3 million and RMB518.0 million for the years ended December 31, 2016, 2017 and 2018, respectively. Cost of services and others mainly included the costs incurred from our Jiedian business and other services businesses. Total cost of services and others represented less than 5% of the total cost of revenue for the years ended December 31, 2016 and 2017. For the year ended December 31, 2018, the cost of services and others mainly included (i) cost of Jiedian business of RMB410.4 million, representing 13% of total cost of revenue, and (ii) cost of film production of RMB103.1 million, which was incurred from a one-time transaction in 2018 and represents 3% of total cost of revenue.

The following tables summarizes the major components of cost of revenue:

	Year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of merchandise sales	4,514,885	100	4,433,024	98	2,680,156	84
Cost of services and others:
Jiedian service	-	0	92,601	2	410,448	13
Film production service	-	0	-	0	103,060	3
Other services	10,012	0	1,659	0	4,531	0
Total	4,524,897	100	4,527,284	100	3,198,195	100

U.S. Securities and Exchange Commission

August 26, 2019

We acknowledge the Staff’s comment in regard to Rule 5-03(b)(2) of Regulation S-X which requires the Company to state separately the amount of cost of tangible goods sold and cost of services, to the extent such amounts are material. We will separately disclose the cost of merchandise sales and the cost of services and others on the face of the consolidated statements in future filings on Form 20-F in the following format to comply with Rule 5-03(b)(2) of Regulation S-X.

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
	(in thousands)
Cost of revenues:
Merchandise sales	4,433,024	2,680,156	[●]
Services and others	94,260	518,039	[●]
Total Cost of revenues	4,527,284	3,198,195	[●]

3.	Please tell us the amount and nature of each item comprising the line items "Others, net" and "Impairment of investments, net of tax of nil." Please tell us where the related disclosure is in the notes to the consolidated financial statements. To the extent material amounts are not discussed in the notes to the consolidated financial statements, please explain why.

The Company respectfully advises the Staff that the “Others, net” mainly includes investment income, government grant, exchange gain or losses, loss from legal contingencies and gain or losses from equity investments at fair value with readily determinable fair value for the year ended December 31, 2018. “Other, net” for the years ended December 31, 2016 and 2017 were RMB76 million and RMB45 million, respectively, which were not material to the consolidated financial statements. We have disclosed the amount and nature of each individually significant item in “Others, net” in notes to the consolidated financial statements and summarized the information in the table below for your easy reference:

	Year ended December 31, 2018
	RMB	%	Notes
	(in thousands)
Others, net:
Investment income:
Disposal gain of Babytree Group	360,019	93	Note 9(i)*
Government grant	17,276	4	Note 2(af)
Legal contingencies	(38,000)	(10)	Note 18(b)
Gain/(loss) from equity investments at fair value:
Babytree Group	88,226	23	Note 9(i)**
It’s Hanbul	(41,653)	(11)	Note 9(i)
Exchange loss	(16,715)	(4)	individually not material
Others	17,482	5	individually not material
	386,635	100

Note:

*	The difference of RMB36 million from RMB324 million disclosed as disposal gain, net of tax in note 9(i) is the withholding tax in relation to the disposal gain of Babytree Group.

**	The difference of RMB25 million from RMB113 million disclosed as gross unrealized gain in note 9(i) is the foreign exchanges differences arising from translating the US$ as transaction currency to RMB as reporting currency between fair value gain recognized using average exchange rate in the statement of comprehensive income/(loss) and the gross unrealized gains presented using the exchange rate on December 31, 2018 in note 9(i).

U.S. Securities and Exchange Commission

August 26, 2019

The Company respectfully advises the Staff that the “Impairment of investments, net of tax of nil” for the years ended December 31, 2016 and 2017 were RMB114.7 million and nil, respectively. The impairment of investments in 2016 was related to impairment of investment with It’s Hanbul and has been disclosed in note 9(i) to the consolidated financial statements. “Impairment of investments, net of tax of nil” incurred for the year ended December 31, 2018 mainly consisted of impairment of investments and loan to Fund 2016 (a venture capital fund as defined in note 6 to the consolidated financial statements). We have disclosed the amount and nature of each item in “Impairment of investments, net of tax of nil” in the notes to the consolidated financial statements and summarized the information in table below for your easy reference:

	Year ended December 31, 2018
	RMB	%	Notes
	(in thousands)
Impairment of investments, net of tax of nil:
Impairment of investment in the Fund 2016	(34,165)	41	Note 9 (iii)
Impairment of investment in a non-listed company	(20,450)	25	Note 5 and Note 9(ii)
Impairment of loan to the Fund 2016	(27,757)	34	Note 6
	(82,372)	100

Notes to the Consolidated Financial Statements

2. Principal Accounting Policies
(u) Revenue Recognition, page F-24

4.	Please tell us your consideration of disclosing disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5.

The Company respectfully advises the Staff that we took into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors when we determined the disaggregated revenue disclosure in the consolidated financial statements filed in the Form 20-F in accordance with ASC 606-10-50-5. In addition, we also took into consideration how the relevant information was regularly reviewed by the chief operating decision maker (the “CODM”) who evaluated the Company’s financial performance of each operating segment and made resource allocation decisions. Further, we considered the examples of disaggregated revenue that might be appropriate for disclosure in accordance with ASC 606-10-55-91.

The Company’s consolidated revenues were mainly generated from two revenue streams: (i) merchandise sales, and (ii) Services and others, as stated in the Consolidated Statements of Comprehensive Income/(Loss). Revenue generated from merchandise sales represents revenue from direct sales of beauty products and other life style products, which accounted for 78% of the total consolidated revenues for the year ended December 31, 2018. Revenue generated from services and others represent revenue from the power bank sharing services, film production and other services, which accounted for 16%, 3%, and 1% of the total consolidated revenues for the year ended December 31, 2018, respectively. For the year ended December 31, 2016 and 2017, revenue generated from merchandise sales represented 98% and 97% of the total consolidated revenues, respectively. Therefore, revenues generated from film production and other services were considered immaterial to be presented as separate line items.

U.S. Securities and Exchange Commission

August 26, 2019

As disclosed in “note 20 – Segment Reporting” to the consolidated financial statements, we have determined that we operate in two operating segments: (i) e-commerce, and (ii) new businesses. The e-commerce segment represents merchandise sales business. The new businesses segment mainly includes power bank sharing services, film production and other services. The Company disclosed the disaggregated revenue information by operating segments. As discussed above, revenue generated from film production and marketplace services are not material. The majority of the Company’s revenues are derived from the People’s Republic of China (the “PRC” or “China”). There is no significant difference in expected cash flow or revenue recognition based on geographic regions, type of customer, customer market or sales channel, or types of contract for the majority of the revenue streams within each segment. Therefore, the Company concluded and determined that no further disaggregation is necessary.

In summary and in relation to the disclosure required in ASC 606-10-55-91, we respectfully advise the Staff that further disaggregated revenue disclosure under ASC 606-10-50-1 is not required given the above considerations. The Company has also concluded that it is appropriate to add additional disclosure in its future filings describing the reason why no geographic information is presented. Therefore, the Company proposes to include the disclosure below in “note 20 – Segment Reporting” to the consolidated financial statements in future filings on Form 20-F:

“The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group`s long-lived assets are located in the PRC.”

4. Business Combination
Acquisition of Jiedian, page F-32

5.	Please disclose the year or number of years from the acquisition date in which Jiedian has to complete a qualified initial public offering and the redemption amount of the noncontrolling interest.

The Company respectfully advises the Staff that the non-controlling interests are subject to redemption within five years from the Acquisition Date (May 2017, as disclosed in note 4 to the consolidated financial statements) at a pre-determined redemption price pursuant to the Acquisition Agreement. The Company will revise the disclosure in future filings on Form 20-F in note 4 to the consolidated financial statements, when applicable, to supplement the number of years from the Acquisition Date in which Jiedian has to complete a qualified initial public offering and the redemption amount of the non-controlling interest as below:

“Pursuant to the Acquisition Agreement, the non-controlling interests are subject to redemption by the Group if (i) Jiedian does not complete an initial public offering on a qualified exchange (“Jiedian Qualified IPO”) within five years from the Acquisition Date; and (ii) there is a material breach by the Group of the Acquisition Agreement, shareholders agreement, and memorandum and articles of association (as defined in the Acquisition Agreement). Therefore, the non-controlling interests have been classified as mezzanine equity as they may be redeemed at the option of the non-controlling interest holders (“Holders”) on or after an agreed upon date outside the sole control of the Group. The contingent redemption option of the non-controlling interests did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no other embedded derivatives that are required to be bifurcated.

Pursuant to the Acquisition Agreement, the redemption price shall be the higher of (i) the initial investment from non-controlling interests plus all declared but unpaid dividends on such interests; and (ii) a return at an annual interest rate of 10% without compound from the applicable investment date to the date on which the applicable redemption amount is paid in full. The Group concluded that the non-controlling interests are not redeemable currently. The Group also concluded that it is not probable that the non-controlling interests will become redeemable because the likelihood of a Jiedian Qualified IPO not occurring, and the occurrence of a material breach as defined in the Acquisition Agreement, are both remote. Therefore, no adjustment will be made to the initial carrying amount of the non-controlling interests until it is probable that they will become redeemable.”

* * *

If you have any additional questions or comments regarding the 2018 Form 20-F, please contact the undersigned at leochen@jumei.com or +8610-56766918.

Very truly yours,

/s/ Leo Ou Chen
Leo Ou Chen
Chief Executive Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Kang Li, Partner, Ernst & Young Hua Ming LLP